

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 14, 2022

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
2 Yitzhak Modai Street
Rehovot, Israel 7608804

   Re: Maris Tech Ltd.
     Amendment No. 6 to
     Registration Statement on Form F-1
     Filed January 11, 2022
     File No. 333-260670

Dear Mr. Bar:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022, letter.

Amendment No. 6 to Registration Statement on Form F-1

General

1. We note your response to prior comment three and reissue that comment. Please revise your disclosure to describe the exclusive forum and jury trial waiver provisions contained in the exhibits, and the related risks to investors, as previously requested. Include disclosure regarding the concurrent federal and state jurisdiction created by the Securities Act, in light of the clause you cite that nothing "shall limit or restrict the *federal* district court in which a Holder may bring a claim under the U.S. federal securities laws."

2.	We note your revisions in response to prior comment two. Please explain the reasons for structuring the overallotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending the security used to cover overallotments. Also clarify whether the underwriters will receive any commissions or discounts with respect to overallotment warrants, in light of the expected price of $0.001. Please disclose the range of proceeds that you will receive if the overallotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

	You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:	Angela Gomes